Exhibit 99.1

April 2, 2012

Below is a letter to shareholders and other stakeholders from Thomson Reuters Chairman David Thomson and President and CEO Jim Smith. A digital, multimedia interactive version of the letter has been posted on our website, www.thomsonreuters.com. Information contained on our website is not part of this filing.

To our shareholders and other stakeholders

2011 was a year of significant changes for Thomson Reuters. We have emerged from it with a renewed focus on customer experience and satisfaction, a new management team and a streamlined organization designed around customer segments.

With the acquisition of Reuters in 2008, we had created two divisions: “Markets,” which combined Reuters with Thomson Financial, and “Professional,” comprised of the legacy Thomson Legal, Tax & Accounting and Intellectual Property & Science businesses. This divisional structure facilitated the Reuters integration but created an additional layer of management and complexity. In the second half of 2011, we made the decision to collapse the divisions into one unified company structured to bring all of our rich content, technology and services to bear for the customer. Besides being simpler, flatter and more efficient, this structure makes it easier to collaborate across business units to meet customer needs and pursue new growth opportunities.

We also began 2012 with a dynamic new leadership team. You can get to know our new leaders a bit better through the videos that are part of this report.

Our management team is passionately committed to a Thomson Reuters recognized for:

—	An intimate understanding of our customers and how we can help them build their businesses and professions;

—	The quality of our products;

—	The excellence of our customer service;

—	The caliber, character and engagement of our people; and

—	A level of teamwork that makes possible a truly “boundary-less” organization.

Whether it’s in the way we’ve aligned our organization more closely with our customers, our delivery of tailored analytics and services along with trusted content, or the global reach that enables us to meet the needs of customers around the world – “Customer First” has become our mandate and rallying cry.

We serve the world’s professionals. Their numbers are growing and their work is essential to the growth of companies, institutions and economies. We provide them with the news, information and software to do their jobs. The more dynamic and changing the environment, the more complex the regulations, the more value we can provide.

In this letter, we talk about three things: our performance in 2011, our priorities and potential in 2012, and our commitment to doing business in a way that benefits our stakeholders.

Our Performance in 2011

Our 2011 financial results demonstrated the resilience of our business in demanding times. But despite good growth in most of our businesses, our overall performance fell short of our expectations due largely to lower financial services revenues in our Markets division.

—
Our 2011 revenues were approximately $12.9 billion, reflecting 5% growth before currency, with strong performance from our Legal, Tax & Accounting, and Intellectual Property & Science businesses – up 9% collectively for the year. The Markets division grew 2% despite market headwinds and internal execution issues.

—	Adjusted EBITDA margin and underlying operating profit margin increased 280 basis points and 50 basis points, respectively. Adjusted earnings per share (EPS) of $1.98 increased 27%.

—	Free cash flow of $1.6 billion remained strong, although below our expectations.

In the second half of 2011, we began reorganizing the Markets division businesses. We have now streamlined and integrated them – along with our Governance, Risk & Compliance unit – into a single Financial & Risk business. Significant parts of Markets performed well in 2011, providing a solid foundation for Financial & Risk’s growth, and we are aggressively addressing the issues that constrained performance in the remainder.

Our other businesses delivered strong growth in 2011: revenues from our Legal business rose 8%, Tax & Accounting was up 14% and Intellectual Property & Science was up 7%, reflecting investments we have made in these businesses over the past several years with innovative products such as WestlawNext and ONESOURCE.

As the number of professionals around the world grows, we believe that there will be an increasing demand to access our products and services faster and more easily via compelling user interfaces on desktops, tablets and mobile devices that best suit customers’ workflows. That’s why approximately 90% of our capital expenditures in 2011 were technology related, and it’s why we integrated our technology teams into a single organization. Bringing together our talent, platforms and processes will improve our agility and the interoperability of our technology assets, to the benefit of our customers.

Given our strong capital position and confidence in the cash-generating capacity of the company, our board of directors approved a $0.04 per share increase in the annual dividend to $1.28 per share, marking the 19th consecutive annual dividend increase by the company.

Our Priorities and Potential for 2012 and Beyond

We have set four business priorities for 2012:

—	Restart growth in our financial information business;

—	Invest in faster growing and adjacent market segments;

—	Exploit core franchise strengths, and weave news and insight into the fabric of all our businesses; and

—	Accelerate development in faster growing geographies.

First and foremost, we are working to ignite growth in our Financial & Risk business. We have organized around customers and put new leaders, a clear strategy and accountabilities in place. We are making real progress in getting our product pipeline back on track.

We like our position overall. Financial & Risk has outstanding content – broad, deep and truly global; a full range of solutions from desktop to enterprise at multiple price points and value propositions; a model that works with clients’ internal data, their systems and third-party partners to build platforms on which they can innovate; and a state-of-the-art information architecture to tie it all together. Importantly, we are far and away the leader in regulatory compliance – perhaps the most significant factor driving change in financial services today.

Second, we are refining our focus on where to compete and continuing to shift investment toward faster growing segments and emerging opportunities. This is the playbook that has worked so well for us over the years.

One of our fastest growing opportunities lies at the intersection of regulation and finance. Given our strong market position in financial services and in risk and compliance, we have a unique opportunity. We have built a rapidly growing Governance, Risk & Compliance business that is poised for further growth in its own right. And we will have more opportunity to ramp up growth as we integrate those capabilities with our financial services business.

Third, we will exploit the strengths of our core franchises. No other information company has the breadth of product, the geographic reach and global customer relationships of Thomson Reuters. We are working in new ways across business units to build products that meet customers’ unique needs through components contributed by all our units.

In addition, news and insight will become an increasingly important part of all our flagship products. With 3,000 journalists reporting from nearly 200 bureaus in 20 languages, we have the world’s biggest, most global and, we believe, best news organization. No one is better positioned as THE source for market-moving news.

Fourth is accelerating development of our business in fast-growing geographies around the world. We have launched a new Global Growth & Operations unit designed to do exactly that – and at scale. Just getting better in our core markets will not be sufficient if the majority of global growth happens elsewhere. That’s why we spent two-thirds of our acquisition dollars last year outside North America, and why our talent is deployed to support our global strategy.

We have a fifth priority whose impact on the bottom line is harder to measure but equally important – making the best aspects and values of our culture the norm across all our businesses. Having restructured around customers, we are orienting our culture around them as well. We are working to promote open, transparent dialog between employees and management, and to ensure that employees have clear sight lines to business objectives.

The marketplace will remain volatile over the months ahead, and we know that we’re facing headwinds like everyone else. But we are confident in the ability of our people to reignite growth in Financial & Risk and continue achieving healthy growth in our other businesses. Going forward, we expect net sales to gradually improve as we introduce new products and improve customer service.

The Right Thing for the Right Reasons

“Doing well by doing good” is more than a slogan for us; it is how we conduct our business every day. Our work makes the world’s financial markets more transparent, helps justice systems function, navigates complex regulatory regimes, promotes scientific innovation and safeguards intellectual property. Our news organization shines the light of objective journalism on every corner of the world and enables us to provide unique breadth and depth of insight to our customers.

We are very proud to support the Thomson Reuters Foundation, a not-for-profit organization that leverages skills and expertise across our organization to increase access to the rule of law, save lives through the provision of trustworthy information and improve standards of journalism. The Foundation focuses on three major programs:

—
TrustLaw, a hub for pro bono legal assistance that connects non-governmental organizations and social entrepreneurs to a network of law firms and general counsels willing to provide free legal support.

—
AlertNet, a humanitarian news website covering crises and emergencies around the world. For example, AlertNet’s climate change site explores how climate change is impacting the world’s poorest and most vulnerable populations.

—	TrustMedia – global communication and journalism training programs. TrustMedia builds on a 30-year history of training journalists across the world.

In 2011, the Foundation launched TrustLaw Women, a hub for news and information on women’s rights, and YouTrust.org, a social media platform that makes it possible for organizations to share multimedia information easily and create their own campaigns.

In addition, we sponsor a variety of corporate responsibility initiatives to express our gratitude to the communities where we do business and fulfill our duties as a global citizen. Please see our Corporate Responsibility Annual Review for an overview.

With Gratitude

Along every dimension, we are building a unified Thomson Reuters more fully attuned to customer needs and more agile at leveraging our full resources to meet them. That level of change generates a lot of heat and light, and we want to thank all of our shareholders and three other groups of stakeholders for their support throughout this process:

—
Our customers, for providing insight and encouragement – and occasionally, when we needed it, a reality check – to guide our path forward; these professionals are builders of progress and prosperity for the 21st century;

—	Our Board, for their unwavering vision of sustainable, long-term shareholder value; and

—	The thousands of Thomson Reuters employees who, during a period of profound changes in leadership and structure, never stopped striving to satisfy our customers.

We especially want to thank Bob Daleo, who has been providing outstanding leadership for our company since 1994. At the end of 2011, Bob retired from his role as CFO. He is now serving as Vice Chairman and we are delighted to continue to have the benefit of his counsel.

Finally, we want to express our gratitude for the immense contributions that John A. Tory made to Thomson Reuters over a period of decades. John was a member of our board from 1978 until he passed away in April 2011 at the age of 81. He served as Deputy Chairman of the board from 1978 to 1997, and was one of the chief architects and builders of our company. John was as humble and honest as he was brilliant. As a company, we are committed to the integrity, teamwork and high standards that John believed in so firmly.

Sincerely,

David Thomson	James C. Smith
Chairman of Thomson Reuters	President and Chief Executive Officer of Thomson Reuters

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2011 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements. Adjusted EBITDA, underlying operating profit and the related margins, free cash flow and adjusted EPS are non-International Financial Reporting Standards (IFRS) measures. For a reconciliation of each of these measures to the most directly comparable IFRS measure, please see our 2011 annual report. Unless otherwise noted, all revenue growth comparisons in the letter are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.